September 18, 2018

F. Jacob Cherian
Chief Executive Officer
I-AM Capital Acquisition Company
1345 Avenue of the Americas, 11th Floor
New York, NY 10105

       Re: I-AM Capital Acquisition Company
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed August 14, 2018
           File No. 001-38188

Dear Mr. Cherian:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure